UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42418

Ming Shing Group Holdings Limited

(Registrant’s Name)

Office Unit B8, 27/F

NCB Innovation Centre

No. 888 Lai Chi Kok Road

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 25, 2026, Ming Shing Group Holdings Limited (the “Registrant” or the “Company”) held an extraordinary general meeting of the shareholders (the “Meeting”). At the Meeting, the shareholders of the Company voted to pass resolutions approving all of the four resolutions considered at the Meeting. A total of 601,481,966 votes, representing 99.095 % of the votes exercisable, represented by (i) 1,481,966 Class A ordinary shares, each of which is entitled to one (1) vote per share; and (ii) 6,000,000 Class B ordinary shares, each of which is entitled to one hundred (100) vote per share, as of the record date, were present in person or by proxy at the Meeting. All matters voted on at the meeting were approved. The results of the votes were as follows:

Resolutions:		For	Against	Withheld/ Abstain
1.	It is resolved as a special resolution that subject to and conditional upon the approval by the Registrar of Companies of the Cayman Islands (the “Registrar”), the English name of the Company be changed from “Ming Shing Group Holdings Limited” to “PMA Graphene Technology Group Inc.”, and the dual foreign name in Chinese of the Company be changed from “明成集團控股有限公司” to “宇航派蒙石墨烯科技集團公司” (the “Change of Name”)	99.999% 1,477,908 Class A Ordinary Shares 6,000,000 Class B Ordinary Shares	0.001% 3,584 Class A Ordinary Shares	0.000% 474 Class A Ordinary Shares

2.	It is resolved as a special resolution that, subject to and conditional upon the approval for the Change of Name above by the shareholders at the EGM and by the Registrar, the fourth amended and restated memorandum and articles of association of the Company (the “Amended M&A”) be approved and adopted as the memorandum and articles of association of the Company, in substitution for and to the exclusion of the existing third amended and restated memorandum and articles of association of the Company in its entirety with immediate effect to reflect the Change of Name.	99.999% 1,477,606 Class A Ordinary Shares 6,000,000 Class B Ordinary Shares	0.001% 3,584 Class A Ordinary Shares	0.000% 776 Class A Ordinary Shares

3.	It is resolved as an ordinary resolution that any one or more of the directors and officers of the Company be and is hereby authorized to do all such acts and things and execute all such documents and deliver all such documents, which are ancillary to the Change of Name and the adoption of the Amended M&A, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing resolutions; and the registered office provider of the Company be instructed to make all necessary filings with the Registrar in connection with the Change of Name, the adoption of the Amended M&A and the passing of the foregoing resolutions.	99.999% 1,475,553 Class A Ordinary Shares 6,000,000 Class B Ordinary Shares	0.001% 5,639 Class A Ordinary Shares	0.000% 774 Class A Ordinary Shares

4.	It is resolved as an ordinary resolution that the EGM be adjourned to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing resolutions.	99.997% 1,464,457 Class A Ordinary Shares 6,000,000 Class B Ordinary Shares	0.003% 16,164 Class A Ordinary Shares	0.000% 1,345 Class A Ordinary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ming Shing Group Holdings Limited

Date: August 26, 2026	By:	/s/ Zhijun Pan
	Name:	Zhijun Pan
	Title:	Chairman of the Board and Chief Executive Officer